PC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04005849

January 7, 2004

Donald J. Manning
Vice President, General Counsel
And Secretary
Nextel Partners, Inc.
4500 Carillon Point
Kirkland, WA 98033

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-7-2004

Re: Nextel Partners, Inc.
Incoming letter dated December 16, 2003

Dear Mr. Manning:

This is in response to your letter dated December 16, 2003 concerning a shareholder proposal submitted to Nextel Partners by Joseph M. Seigman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph M. Seigman
41 Burning Tree Lane
Deerfield, IL 60015

1085707

NEXTEL
Partners INC

December 16, 2003

Via Overnight Delivery

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Purported Stockholder Proposal Submitted by Joseph M. Siegman for Inclusion in the Nextel Partners, Inc. 2004 Proxy Statement

Dear Sir or Madam:

Nextel Partners, Inc. ("Nextel Partners" or the "Company") has received correspondence from Mr. Joseph M. Siegman containing a proposal purportedly for inclusion in the proxy materials for its 2004 Annual Meeting of Stockholders (for purposes hereof, the "Proposal") related to executive compensation.

Nextel Partners hereby requests that the Staff of the Division of Corporate Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal.

We submit that the Proposal may properly be omitted from Nextel Partners' proxy materials under Rule 14a-8(f) because Mr. Siegman has failed to meet the eligibility criteria set forth in Rule 14a-8(b)(1). Rule 14a-8(b)(1) requires a proponent to demonstrate continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year prior to the submission date of the proposal. Mr. Siegman's letter fails to demonstrate that he meets the requisite thresholds set out in Rule 14a-8(b)(1). The Company's stock records did not reveal Mr. Siegman to be a registered holder of its securities, and Mr. Siegman did not provide proof of eligibility to verify his ownership of the requisite number of Company securities. In addition, Mr. Siegman failed to make any representation that he intends to continue any ownership interest in the Company through the date of Nextel Partners' 2004 Annual Stockholder Meeting.

The Company received the Proposal from Mr. Siegman on May 6, 2003. On May 13, 2003, the Company sent Mr. Siegman a letter, by overnight delivery, acknowledging receipt of the Proposal and requesting that, pursuant to Rule 14a-8 and within 14 calendar days of Mr. Siegman's receipt of the letter, Mr. Siegman remedy the defects contained in the Proposal as described above and furnish to the Company verification that he has continuously held the requisite number of Company securities for one year prior to the date he submitted the Proposal. A copy of the Company's letter to Mr. Siegman is attached hereto as Appendix B.

4500 Carillon Point • Kirkland, WA 98033 • 425-576-3600 • FAX: 425-576-3650

NEXTEL **Partners** INC

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
December 16, 2003

As of the date hereof, the Company has not received any response from Mr. Siegman to its letter of May 13, 2003. Because Mr. Siegman has failed to demonstrate that he has continuously held the requisite amount of Company securities for one year prior to the date he submitted the Proposal, he has not met the eligibility requirements under Rule 14a-8(b)(1), and the Company therefore intends to exclude the Proposal from its 2004 proxy materials under Rule 14a-8(f). The Company would also like to note that Mr. Siegman submitted similar proposals last year regarding executive compensation, which proposals contained the same defects as the Proposal at issue here. Given Mr. Siegman's failure to respond to the Company's request to remedy those defects last year, the Staff confirmed that it would not recommend to the Commission any enforcement action at that time in respect of the Company's omission of those proposals from its 2003 proxy materials. The Company hereby requests that the Staff likewise confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from its 2004 proxy materials.

The Staff has strictly construed Rule 14a-8(b)(1) in responding to requests for exclusion of stockholder proposals thereunder when a given proponent failed to meet the one-year holding period requirement. See Equidyne Corporation (avail. Nov. 19, 2002), Exxon Mobil Corporation (avail. Oct. 9, 2002) and AutoNation, Inc. (avail. March 14, 2002). Thus, based on the foregoing facts, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal in accordance with Rule 14a-8(b)(1) and Rule 14a-8(f).

Because the Company believes that the Proposal was improperly submitted in violation of Rule 14a-8(b)(1) and may be excluded for that reason alone, the Company has determined not to elaborate further in this letter on any additional bases for exclusion. However, should the Staff not agree with our understanding of the eligibility requirements, we reserve the right to submit further correspondence requesting omission of the Proposal on additional grounds. See Exxon Mobil Corporation (avail. Oct. 9, 2002) and AutoNation, Inc. (avail. March 14, 2002).

A copy of this letter, together with the enclosures, is being mailed to Mr. Siegman.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (425) 576-3660.

Very truly yours,

Donald J. Manning

Donald J. Manning
Vice President, General Counsel
and Secretary

Enclosures

cc: Mr. Joseph M. Siegman (w/ enclosures)

APPENDIX A

Joseph M. Siegman

April 29, 2003

Nextel Partners, Inc.
4500 Carillon Point
Kirkland, WA 98033

To whom it may concern:

Enclosed please find a stockholder proposal to adopt a policy prohibiting future stock option grants to senior executives. Please include this in your proxy material to be voted upon by your shareholders. I am a current shareholder with my shares held by Morgan Stanley. I expect to be at your annual meeting next year.

Sincerely,

Joseph M. Siegman

Stockholder Proposal

"RESOLVED: As a shareholder of Nextel Partners Inc.. (the "Company"), I urge the Board of Directors (the "Board") to adopt a policy prohibiting future stock option grants to senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement

Since the accounting scandals of Enron, WorldCom, and other companies, the role of stock options in executive compensation has become controversial. Critics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud. By timing their stock option exercises, executives can also inappropriately trade on inside information.

Stock options provide incentives to executives that significantly differ from the interests of shareholders. Stock option grants promise executives all of the gain of share price increases with none of the risk of share price declines. For this reason, they can encourage excessive risk taking by executives. In contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends.

Banning stock options for senior executives will decouple executive pay from short-term price movements and the temptation for executives to inappropriately manipulate the Company's stock price in order to exercise their stock options. In my opinion, cash compensation should prevail – executives should get 30% of their cash compensation in stock to focus senior executives on building the sustained profitability of the Company.

Leading investors and regulators have questioned the appropriateness of using stock options in executive compensation. Portfolio Manager Bill Miller, whose Legg Mason Value Trust is the only mutual fund to beat the S&P 500 Index 11 years in a row, as said 'I support the banning of stock options because anything that can be accomplished with options can be accomplished by giving stock directly. And it has none of the downside of options.'

APPENDIX B

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nextel Partners, Inc.
Incoming letter dated December 16, 2003

The proposal relates to stock option grants.

There appears to be some basis for your view that Nextel Partners may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Nextel Partners' request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Nextel Partners omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Keir D. Gumbs
Special Counsel